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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  ATARI, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   36236E109
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                                 (CUSIP Number)

                                November 2, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

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CUSIP NO. 36236E109
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        NEXGEN CAPITAL LIMITED
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Ireland
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     Number of             5.      Sole Voting Power

      Shares                       3,880,200
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     3,880,200
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        3,880,200
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        3.2%(1)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

-------------
(1) Based on 121,275,614 shares of the Company's Common Stock outstanding as of August 17, 2004, according to the Company's annual report on Form 10-K/A for the year ended March 31, 2004.

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ITEM 1.

         (a)  NAME OF ISSUER: Atari, Inc.

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              417 Fifth Avenue, 10016 New York, NY.

ITEM 2.

         (a)  NAME OF PERSONS FILING:
              This schedule is filed by Nexgen Capital Limited, a corporation formed under the laws of Ireland ("Nexgen"). Nexgen is a wholly owned subsidiary of Nexgen Re Limited, a corporation formed under the laws of Ireland ("NRL"), which is a wholly owned subsidiary of Nexgen Financial Holdings Limited, a corporation formed under the laws of Ireland ("NFH").

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The principal business address of each of NFH, NRL and Nexgen is Ormonde House, 12 Lower Leeson Street, Dublin 2, Ireland.

         (c)  CITIZENSHIP:
              The jurisdiction of incorporation of each of NFH, NRL and Nexgen is Ireland.

         (d)  TITLE OF CLASS OF SECURITIES:
              Common Stock, par value $0.01 per share, of Atari, Inc.

         (e)  CUSIP NUMBER:
              362 36E 109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

         (a)  Amount beneficially owned: 3,880,200 shares.

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         (b)  Percent of class: 3.2%, based on 121,275,614 shares of the
              Company's Common Stock outstanding as of August 17, 2004, according to the Company's annual report on Form 10-K/A for the year ended March 31, 2004.

         (c)  Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote 3,880,200.

              (ii)   Shared power to vote or to direct the vote 0.

              (iii) Sole power to dispose or to direct the disposition of 3,880,200.

              (iv)   Shared power to dispose or to direct the disposition of 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                November 3, 2004
                              --------------------
                                      Date


                            /s/ Mr. Ravi Viswanathan
                        --------------------------------
                                    Signature

               Mr. Ravi Viswanathan, Joint Chief Executive Officer
              -----------------------------------------------------
                                   Name/Title




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